# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hesai Group, CIK 0001861737
CUSIP: 428050108
Title of class of securities: Class B ordinary shares, US$0.0001 par value per share
Address of issuer's principal executive offices: 10th Floor, Building A, No. 658 Zhaohua Road, Changning District, Shanghai, China (F4), 200050
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-022647
Filed by CIK 0001676552

## Reporting persons
- Lightspeed China Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,234,448; sole dispositive power 0; shared dispositive power 3,234,448; aggregate amount beneficially owned 3,234,448 (2.1% of the class)
  Comment: Row 6, 8 and 9: Represents (i) 1,600,000 Class B ordinary shares directly held by Lightspeed China Partners III, L.P., and (ii) 1,634,448 ADSs, each representing one Class B ordinary share, owned by Lightspeed China Partners III, L.P.
  
  Row 11: Based on a total of 156,142,211 ordinary shares (consisting of 26,998,861 Class A ordinary shares and 129,143,350 Class B ordinary shares) issued and outstanding as of September 30, 2025.
- Lightspeed China Partners Select I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,751,282; sole dispositive power 0; shared dispositive power 1,751,282; aggregate amount beneficially owned 1,751,282 (1.1% of the class)
  Comment: Row 6, 8 and 9: Represents (i) 880,000 Class B ordinary shares directly held by Lightspeed China Partners Select I L.P., and (ii) 871,282 ADSs, each representing one Class B ordinary share, owned by Lightspeed China Partners Select I L.P.
  
  Row 11: Based on a total of 156,142,211 ordinary shares (consisting of 26,998,861 Class A ordinary shares and 129,143,350 Class B ordinary shares) issued and outstanding as of September 30, 2025.
- Guangyi HS Holding Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 171,795; sole dispositive power 0; shared dispositive power 171,795; aggregate amount beneficially owned 171,795 (0.1% of the class)
  Comment: Row 6, 8 and 9: Represents 171,795 Class B ordinary shares directly held by Guangyi HS Holding Limited.
  
  Row 11: Based on a total of 156,142,211 ordinary shares (consisting of 26,998,861 Class A ordinary shares and 129,143,350 Class B ordinary shares) issued and outstanding as of September 30, 2025.
- Lightspeed China Partners III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,234,448; sole dispositive power 0; shared dispositive power 3,234,448; aggregate amount beneficially owned 3,234,448 (2.1% of the class)
  Comment: Row 6, 8 and 9: Represents 3,234,448 Class B ordinary shares indirectly owned by Lightspeed China Partners III GP, LLC. Lightspeed China Partners III GP, LLC is the general partner of Lightspeed China Partners III, L.P., which owned 3,234,448 Class B ordinary shares as of September 30, 2025.
  
  Row 11: Based on a total of 156,142,211 ordinary shares (consisting of 26,998,861 Class A ordinary shares and 129,143,350 Class B ordinary shares) issued and outstanding as of September 30, 2025.
- Lightspeed China Partners Select I GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,751,282; sole dispositive power 0; shared dispositive power 1,751,282; aggregate amount beneficially owned 1,751,282 (1.1% of the class)
  Comment: Row 6, 8 and 9: Represents 1,751,282 Class B ordinary shares indirectly owned by Lightspeed China Partners Select I GP, LLC. Lightspeed China Partners Select I GP, LLC is the general partner of Lightspeed China Partners Select I, L.P., which owned 1,751,282 Class B ordinary shares as of September 30, 2025.
  
  Row 11: Based on a total of 156,142,211 ordinary shares (consisting of 26,998,861 Class A ordinary shares and 129,143,350 Class B ordinary shares) issued and outstanding as of September 30, 2025.
- James Qun Mi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,492,865; sole dispositive power 0; shared dispositive power 2,492,865; aggregate amount beneficially owned 2,492,865 (1.6% of the class)
  Comment: Row 6, 8 and 9: Represents (i) 1,617,224 Class B ordinary shares indirectly owned by James Qun Mi through Lightspeed China Partners III, L.P., and (ii) 875,641 Class B ordinary shares indirectly owned by James Qun Mi through Lightspeed China Partners Select I, L.P. Lightspeed China Partners III, L.P. and Lightspeed China Partners Select I, L.P. owned 3,234,448 and 1,751,282 Class B ordinary shares as of September 30, 2025. Lightspeed China Partners III GP, LLC is the general partner of Lightspeed China Partners III, L.P., and Lightspeed China Partners Select I GP, LLC is the general partner of Lightspeed China Partners Select I, L.P. James Qun Mi has 50% voting power of each of Lightspeed China Partners III GP, LLC and Lightspeed China Partners Select I GP, LLC.
  
  Row 11: Based on a total of 156,142,211 ordinary shares (consisting of 26,998,861 Class A ordinary shares and 129,143,350 Class B ordinary shares) issued and outstanding as of September 30, 2025.
- Aibao Chai: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 85,897.5; sole dispositive power 0; shared dispositive power 85,897.5; aggregate amount beneficially owned 85,897.5 (0.1% of the class)
  Comment: Row 6, 8 and 9: Represents 85,897.5 Class B ordinary shares indirectly owned by Aibao Chai through Guangyi HS Holding Limited. Guangyi HS Holding Limited owned 171,795 Class B ordinary shares as of September 30, 2025. Aibao Chai holds 50% controlling power of Guangyi HS Holding Limited.
  
  Row 11: Based on a total of 156,142,211 ordinary shares (consisting of 26,998,861 Class A ordinary shares and 129,143,350 Class B ordinary shares) issued and outstanding as of September 30, 2025.

## Item 1. Issuer
Name of issuer: Hesai Group
Address of issuer's principal executive offices: 10th Floor, Building A No. 658 Zhaohua Road, Changning District Shanghai, F4, 200050

## Item 2. Person Filing
Name of person filing:
Lightspeed China Partners III, L.P.
Lightspeed China Partners Select I, L.P.
Guangyi HS Holding Limited
Lightspeed China Partners III GP, LLC
Lightspeed China Partners Select I GP, LLC
James Qun Mi
Aibao Chai
(Collectively, the "Reporting Persons")

The general partner of Lightspeed China Partners III, L.P. is Lightspeed China Partners III GP, LLC. The general partner of Lightspeed China Partners Select I, L.P. is Lightspeed China Partners Select I GP, LLC. James Qun Mi has 50% of the voting power of each of Lightspeed China Partners III GP, LLC and Lightspeed China Partners Select I GP, LLC. Aibao Chai holds 50% of the controlling power of Guangyi HS Holding Limited.

This Amendment No. 1 (this "Amendment") amends, in its entirety, the statement on Schedule 13G originally filed on February 14, 2024 by the Reporting Persons. This Amendment is being filed to disclose that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for each Reporting Person.
Address of principal business office or, if none, residence: P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Citizenship:
Lightspeed China Partners III, L.P., Lightspeed China Partners Select I, L.P., Lightspeed China Partners III GP, LLC, Lightspeed China Partners Select I GP, LLC: Cayman Islands

Guangyi HS Holding Limited: British Virgin Islands

James Qun Mi: The United States

Aibao Chai: The People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(1) Lightspeed China Partners III, L.P.: 3,234,448
(2) Lightspeed China Partners Select I, L.P.: 1,751,282
(3) Guangyi HS Holding Limited: 171,795
(4) Lightspeed China Partners III GP, LLC: 3,234,448
(5) Lightspeed China Partners Select I GP, LLC: 1,751,282
(6) James Qun Mi: 2,492,865
(7) Aibao Chai: 85,897.5

Notes:

(1) Represents 1,600,000 Class B ordinary shares directly held by Lightspeed China Partners III, L.P. and 1,634,448 ADSs, each representing one Class B ordinary share, owned by Lightspeed China Partners III, L.P.

(2) Represents 880,000 Class B ordinary shares directly held by Lightspeed China Partners Select I, L.P. and 871,282 ADSs, each representing one Class B ordinary share, owned by Lightspeed China Partners Select I, L.P.

(3) Represents 171,795 Class B ordinary shares directly held by Guangyi HS Holding Limited.

(4) Represents 3,234,448 Class B ordinary shares indirectly owned by Lightspeed China Partners III GP, LLC. Lightspeed China Partners III GP, LLC is the general partner of Lightspeed China Partners III, L.P., which owned 3,234,448 Class B ordinary shares as of September 30, 2025.

(5) Represents 1,751,282 Class B ordinary shares indirectly owned by Lightspeed China Partners Select I GP, LLC. Lightspeed China Partners Select I GP, LLC is the general partner of Lightspeed China Partners Select I, L.P., which owned 1,751,282 Class B ordinary shares as of September 30, 2025.

(6) Represents (i) 1,617,224 Class B ordinary shares indirectly owned by James Qun Mi through Lightspeed China Partners III, L.P., and (ii) 875,641 Class B ordinary shares indirectly owned by James Qun Mi through Lightspeed China Partners Select I, L.P. Lightspeed China Partners III, L.P. and Lightspeed China Partners Select I, L.P. owned 3,234,448 and 1,751,282 Class B ordinary shares as of September 30, 2025. Lightspeed China Partners III GP, LLC is the general partner of Lightspeed China Partners III, L.P., and Lightspeed China Partners Select I GP, LLC is the general partner of Lightspeed China Partners Select I, L.P. James Qun Mi has 50% voting power of each of Lightspeed China Partners III GP, LLC and Lightspeed China Partners Select I GP, LLC.

(7) Represents 85,897.5 Class B ordinary shares indirectly owned by Aibao Chai through Guangyi HS Holding Limited. Guangyi HS Holding Limited owned 171,795 Class B ordinary shares as of September 30, 2025. Aibao Chai holds 50% controlling power of Guangyi HS Holding Limited.
Percent of class:
(1) Lightspeed China Partners III, L.P.: 2.1%
(2) Lightspeed China Partners Select I, L.P.: 1.1%
(3) Guangyi HS Holding Limited: 0.1%
(4) Lightspeed China Partners III GP, LLC: 2.1%
(5) Lightspeed China Partners Select I GP, LLC: 1.1%
(6) James Qun Mi: 1.6%
(7) Aibao Chai: 0.1%

Note:

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 156,142,211 ordinary shares (consisting of 26,998,861 Class A ordinary shares and 129,143,350 Class B ordinary shares) issued and outstanding as of September 30, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
(1) Lightspeed China Partners III, L.P.: 3,234,448
(2) Lightspeed China Partners Select I, L.P.: 1,751,282
(3) Guangyi HS Holding Limited: 171,795
(4) Lightspeed China Partners III GP, LLC: 3,234,448
(5) Lightspeed China Partners Select I GP, LLC: 1,751,282
(6) James Qun Mi: 2,492,865
(7) Aibao Chai: 85,897.5
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
(1) Lightspeed China Partners III, L.P.: 3,234,448
(2) Lightspeed China Partners Select I, L.P.: 1,751,282
(3) Guangyi HS Holding Limited: 171,795
(4) Lightspeed China Partners III GP, LLC: 3,234,448
(5) Lightspeed China Partners Select I GP, LLC: 1,751,282
(6) James Qun Mi: 2,492,865
(7) Aibao Chai: 85,897.5

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on February 14, 2024, by the reporting persons with the Securities and Exchange Commission)

## Signatures
- Lightspeed China Partners III, L.P.: /s/ James Qun Mi, James Qun Mi / For and on behalf of Lightspeed China Partners III GP, LLC, General Partner (10/23/2025)
- Lightspeed China Partners Select I, L.P.: /s/ James Qun Mi, James Qun Mi / For and on behalf of Lightspeed China Partners Select I GP, LLC, General Partner (10/23/2025)
- Guangyi HS Holding Limited: /s/ James Qun Mi, James Qun Mi / Authorized Signatory (10/23/2025)
- Lightspeed China Partners III GP, LLC: /s/ James Qun Mi, James Qun Mi / Director (10/23/2025)
- Lightspeed China Partners Select I GP, LLC: /s/ James Qun Mi, James Qun Mi / Director (10/23/2025)
- James Qun Mi: /s/ James Qun Mi, James Qun Mi (10/23/2025)
- Aibao Chai: /s/ Aibao Chai, Aibao Chai (10/23/2025)